# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



## FORM 11-K/A

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

**Commission file number**: 001-31486

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702

## REQUIRED INFORMATION

**Item 1-3.** The First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

**Exhibits**

23 Consent of KPMG LLP

# PLAN FINANCIAL STATEMENTS

KPMG

# FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

**FIRST FEDERAL SAVINGS BANK OF AMERICA**
**EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST**

## Table of Contents



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

## Report of Independent Registered Public Accounting Firm

Plan Administrator
First Federal Savings Bank of America
Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 30, 2004
Boston, Massachusetts

**FIRST FEDERAL SAVINGS BANK OF AMERICA**
**EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST**

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Assets: | | | |
| Investments, at fair value (note 4): | | | |
| Cash and cash equivalents | $ | 459,678 | 128,961 |
| FIRSTFED AMERICA BANCORP, INC. common stock | | 7,999,826 | 3,887,708 |
| Investment in BGI common/collective trust funds | | 17,275,616 | 12,290,209 |
| Participant loans receivable | | 443,327 | 429,495 |
| Total investments | | 26,178,447 | 16,736,373 |
| Receivables: | | | |
| Contributions receivable | | 60,000 | 86,500 |
| Other receivable | | 416 | 5,651 |
| Total assets | | 26,238,863 | 16,828,524 |
| Liabilities: | | | |
| Other payable | | 3,341 | — |
| Net assets available for benefits | $ | 26,235,522 | 16,828,524 |

See accompanying notes to financial statements.

**FIRST FEDERAL SAVINGS BANK OF AMERICA**
**EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST**

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income: | | |
| Dividend and interest income | $ 205,148 | 147,820 |
| Participant loan income | 25,442 | 22,153 |
| Total investment income | 230,590 | 169,973 |
| Net appreciation (depreciation) in fair value of investments (note 4) | 7,149,493 | (123,930) |
| Contributions: | | |
| Employee | 2,287,387 | 1,696,612 |
| Employer | 564,397 | 591,773 |
| Rollovers | 154,989 | 29,545 |
| Total contributions | 3,006,773 | 2,317,930 |
| Transfer from other benefit plan (note 5) | — | 7,623,006 |
| Total additions | 10,386,856 | 9,986,979 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 854,308 | 890,679 |
| Administrative expenses | 125,550 | 72,665 |
| Increase in net assets available for plan benefits | 9,406,998 | 9,023,635 |
| Net assets available for plan benefits, beginning of year | 16,828,524 | 7,804,889 |
| Net assets available for plan benefits, end of year | $ 26,235,522 | 16,828,524 |

See accompanying notes to financial statements.

## (1) Description of Plan

The following description of the First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information, and participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan sponsored by First Federal Savings Bank of America (the Bank). The Bank became a wholly owned subsidiary of FIRSTFED AMERICA BANCORP, INC. (the Company) on January 15, 1997.

### *(a) General*

Employees become participants in the Plan in the month following date of hire. Beginning January 1, 1998, employees are not eligible to receive employer contributions until the first day of the month following the date the employee completes 12 months of employment with the Bank and at least 1,000 hours of service in the 12-month period. In addition, the Plan was amended effective January 1, 1998 to exclude hourly employees employed after January 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### *(b) Contributions*

Participants may contribute up to 20% of their annual wages, subject to Internal Revenue Service contribution limitation requirements which were $12,000 and $11,000 in 2003 and 2002, respectively. The Bank will make a matching contribution equal to 50% of the employee's deferral not to exceed 3% of the employee's eligible compensation. Plan participants can make pre-tax elective deferrals to the Plan in multiples of 1% of their salary.

### *(c) Participant Accounts*

Each participant's account is credited with the participant's contribution, the Bank's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

### *(d) Vesting*

Participants are immediately vested in their voluntary contributions and employer contributions plus actual earnings thereon. Effective January 1, 2003, all employer contributions for employees hired on or after January 1, 2003 will vest at a rate of 20% per year over five years.

### *(e) Payment of Benefits*

On termination of service, a participant may elect to receive either a single lump sum amount equal to the value of his or her vested account, or if the total vested account equals or exceeds $500, the participant may elect, in lieu of a lump-sum payment, to be paid in annual installments over a period of 2 to 10, 15 or 20 years with the right to take, in a lump sum, the vested balance of the account at any time during such payment period. If the participant's life expectancy is actuarially determined to be less than the period elected, the maximum period over which the participant can receive annual installments will be the next lower payment period.



(Continued)

*(f)* ***Participant Investment Options***

Each participant currently has the option of allocating contributions to any of the following investment funds managed by Barclays Global Investors (BGI). The investment funds, other than employer stock, are part of a common/collective trust fund.

***500 Stock Fund*** – A passively managed, diversified equity portfolio with the objective of simulating the performance of the Standard & Poor's (S&P) Composite Index of 500 stocks. An investment in the 500 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock, but with a corresponding risk of decline in value.

***Stable Value Fund*** – A portfolio of fixed-income contracts with the objective of maximizing income at minimum risk of capital. Contributions are invested in fixed-income instruments including but not limited to group annuity contracts issued by insurance companies.

***Midcap Stock Fund*** – A passively managed, diversified portfolio of stocks with the objective of replicating the performance of the S&P Midcap Index. An investment return generally consistent with that of smaller to medium-sized company stocks, with an above average potential for increase or decrease in value.

***Government Money Market Fund*** – A government instrument fund with the objective of maximizing income at minimum risk of capital with underlying investments in obligations issued or guaranteed by the United States government or agencies or instrumentalities thereof.

***Bond Market Fund*** – A portfolio of high-quality treasury, agency, corporate, and asset/mortgage-backed securities with the objective of replicating the total performance of the Lehman Brothers Aggregate Bond Index.

***International Fund*** – A portfolio invested in foreign stocks in multiple countries with the objective of offering the potential return of investing in the stocks of established non-U.S. companies, as well as the potential risk reduction of broad diversification.

***Income Plus Fund*** – A portfolio with approximately 80% of its investments in a combination of stable value investments and U.S. bonds, with the balance invested in U.S. and international stocks, with the objective of preserving the value of the investment over short periods of time and offering some potential for growth.

***Growth & Income Fund*** – A portfolio invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments with the objective of providing a balance between the pursuit of growth and protection from risk.

***Growth Fund*** – The Growth Fund invests the majority of its assets in both domestic and international stocks. Its long-term objective is to pursue high growth of invested capital over time.

***500 Value Stock Fund*** – A diversified portfolio of large-capitalization value stocks held in the S&P/BARRA Value Index.



(Continued)

***500 Growth Stock Fund*** – A diversified portfolio of large-capitalization growth stocks held in the S&P/BARRA Growth Index.

***Russell 2000 Stock Fund*** – The Fund invests in most, or all of the stocks held in the Russell 2000 Index, which is one of the better-known indexes used to measure the performance of U.S. small company stocks.

***FIRSTFED AMERICA BANCORP, INC. Common Stock*** – Invests in shares of FIRSTFED AMERICA BANCORP, INC. common stock.

On June 26, 2003, the Company's Board of Directors declared a 2-for-1 common stock split that was distributed on July 17, 2003 to shareholders of record as of July 7, 2003. In the accompanying financial statements and notes, the numbers of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding.

### *(g) Loans*

Participants may borrow from the vested portion of their regular account or rollover account any amount between $1,000 and $50,000 (reduced by their highest outstanding loan balance(s) from the Plan during the preceding 12 months), subject to the following further limitation:

In no event may a participant borrow more than 50% of the combined vested balance of the regular account and rollover account, if any.

Participants may borrow only once in each calendar year from their regular account and once in each calendar year from their rollover account, if any. Each loan must be for at least $1,000. The amount of the loan will first be deducted from the taxable portion of the account, if any, and then from the after-tax contributions, if necessary.

The rate of interest for the term of the loan will be established as of the loan date, and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution.

The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or between one and five years for all other loans. After 12 monthly payments have been made, participants may repay the outstanding balance of the loan.

Defaults on participants' loans during the year are treated as a distribution of each individual's account balance.

### *(h) Plan Amendment*

The Plan was amended effective January 1, 2003 to change participant vesting for employer contributions to vest at 20% per year for five years for all employees hired on or after January 1, 2003. During 2002, the Sponsor acquired People's Bancshare Inc. As a result, the plan assets of the Peoples' 401(k) Plan were transferred into the Plan effective July 1, 2002.



(Continued)

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

### *(b) Management Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(c) Investment Valuation and Income Recognition*

Shares of FIRSTFED AMERICA BANCORP, INC. common stock are recorded at fair value as determined by quoted market prices. The BGI common/collective trust funds are valued on the basis of market valuations provided by independent pricing services. Units of BGI common/collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the number of units outstanding on the valuation date. Purchases and sales of securities are reflected on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans to participants are recorded at cost which approximates fair value.

### *(d) Payment of Benefits*

Benefits are recorded when paid.

## (3) Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter, dated March 7, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended afterwards and the Plan Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.



(Continued)

## (4) Investments

The following table represents the fair value of individual investments that represent 5% or more of the Plan's net assets:

| | | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| FIRSTFED AMERICA BANCORP, INC. common stock, 307,331 and 312,894 shares, respectively | $ | 7,999,826 | 3,887,708 |
| Investments in common/collective trust funds: | | | |
| 500 Stock Fund, 310,436 and 300,199 units, respectively | | 4,768,293 | 3,584,379 |
| Government Money Market Fund, 2,610,488 and 2,798,794 units, respectively | | 2,610,488 | 2,798,794 |
| Stable Value Fund, 152,633 and 106,860 units, respectively | | 2,247,559 | 1,500,314 |
| Russell 2000 Stock Fund, 144,216 and 120,817 units, respectively | | 1,969,988 | 1,124,808 |
| Midcap Stock Fund, 78,501 and 51,369 units, respectively | | 1,698,755 | 818,820 |

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by \$7,149,493 and \$(123,930), respectively, as follows:

| | | 2003 | 2002 |
|---|---|---|---|
| FIRSTFED AMERICA BANCORP, INC. common stock | $ | 4,312,301 | 1,136,576 |
| Investments in common/collective trust funds | | 2,837,192 | (1,260,506) |
| | $ | 7,149,493 | (123,930) |

## (5) Transfer from Other Benefit Plan

During 2002, the Sponsor acquired People's Bancshares Inc. As a result, the plan assets of the Peoples' 401(k) Plan were transferred into the Plan effective July 1, 2002.

## (6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become fully vested in their accounts.



(Continued)

**(7) Subsequent Event**

On October 7, 2003, the Company announced that it had reached a definitive agreement to be acquired by Webster Financial Corporation (Webster), headquartered in Waterbury, Connecticut. Webster is the holding company for Webster Bank. Pursuant to the agreement, the Bank was merged with and into Webster Bank, and the Company's shareholders were entitled to receive either 0.5954 shares of Webster common stock or $24.50 in cash for each share of the Company's common stock, subject to proration. On the day it was announced, the transaction was valued at approximately $465 million, payable 60% in Webster stock and 40% in cash. The transaction was completed on May 14, 2004 following approval by the Company's shareholders and regulatory agencies. As a result of this transaction, Webster assumed the role of sponsor of the Plan.

**Schedule I**

**FIRST FEDERAL SAVINGS BANK OF AMERICA**
**EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

| (a) | (b) Identity of issue | (c) Number of shares/units/ description of investment | (d) Cost | (e) Current value |
|---|---|---|---|---|
| | Cash and cash equivalents | — | $ 459,678 | 459,678 |
| * | FIRSTFED AMERICA BANCORP, INC. common stock | 307,331 | 2,137,509 | 7,999,826 |
| | BGI 500 Stock Fund | 310,436 | 4,236,265 | 4,768,293 |
| | BGI Stable Value Fund | 152,633 | 1,989,172 | 2,247,559 |
| | BGI Midcap Stock Fund | 78,501 | 1,308,168 | 1,698,755 |
| | BGI Government Money Market Fund | 2,610,488 | 2,610,488 | 2,610,488 |
| | BGI Bond Market Fund | 31,798 | 527,390 | 557,097 |
| | BGI International Fund | 44,967 | 660,986 | 795,473 |
| | BGI Income Plus Fund | 10,203 | 132,759 | 148,248 |
| | BGI Growth & Income Fund | 31,524 | 396,262 | 447,951 |
| | BGI Growth Fund | 54,201 | 640,284 | 720,876 |
| | BGI 500 Value Stock Fund | 52,757 | 474,804 | 552,942 |
| | BGI 500 Growth Stock Fund | 92,320 | 698,639 | 757,946 |
| | BGI Russell 2000 Stock Fund | 144,216 | 1,567,530 | 1,969,988 |
| * | Participant loans receivable ** | 443,327 | 443,327 | 443,327 |
| | | | $ 18,283,261 | 26,178,447 |

* Party-in-interest.

** Loans granted to plan participants, varying maturities and interest rates from 5.00% to 10.50%, secured by, at minimum 50% of vested account balances.

See accompanying report of independent registered public accounting firm.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

Date: 8/1/04

Patrick T. Murphy
Member of the Retirement Plan Committee

Date: 8/2/04

William J. Healy
Member of the Retirement Plan Committee

# EXHIBIT 23

KPMG

**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Exhibit 23

## Consent of Independent Registered Public Accounting Firm

The Board of Directors
FIRSTFED AMERICA BANCORP, INC.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of FIRSTFED AMERICA BANCORP, INC. of our report, dated June 30, 2004, with respect to the statements of net assets available for benefits of First Federal Savings Bank of America Employee's Savings & Profit Sharing Plan and Trust as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of First Federal Savings Bank of America Employee's Savings & Profit Sharing Plan and Trust.

KPMG LLP

Boston, Massachusetts
July 30, 2004